Larry A. Cerutti 949.622.2710 telephone 949.622.2739 facsimile larry.cerutti@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 949.622.2700 telephone troutmansanders.com

April 2, 2015

via edgar correspondence and FEDEX

Ms. Pamela Long
Assistant Director

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pacific Ethanol, Inc. Registration Statement on Form S-4 Filed February 4, 2015 File No. 333-201879

Dear Ms. Long:

This letter responds to the comments of your letter dated March 3, 2015 relating to Pacific Ethanol, Inc. (the “Company”).

The enclosed clean and marked-to-show-changes copies of Form S-4/A (Amendment No. 1 to Form S-4), Reg. No. 333-201879 (the “Registration Statement”), contain revisions that are directly in response to your comments. We have reproduced below in bold font each of your comments set forth in your letter, together with responses in regular font immediately following each reproduced comment. The page numbers referenced below correspond to the marked versions of the Registration Statement enclosed herewith. The responses in this letter correspond to the numbers you placed adjacent to the comments in your letter (we note that there are two comments numbered as comment 35).

General

1.	Please provide us with copies of all materials prepared by the financial advisors and shared with the boards of directors and their representatives. This includes copies of the board books and all transcripts and video presentations.

Enclosed with this comment letter (mailed via FEDEX) are copies of all materials (i) prepared by the Company’s financial advisor, Craig- Hallum Capital Group LLC (Craig-Hallum”), and shared with the board of directors of the Company (the “Pacific Ethanol Board”) and its representatives and (ii) prepared by RPA Advisors, LLC (“RPA”), the due diligence advisor to Aventine Renewable Energy Holdings, Inc. (“Aventine”), and shared with the board of directors of Aventine(the “Aventine Board”) and its representatives. The materials are comprised of the following:

Atlanta   BEIJING   Chicago   Hong Kong   New York   Norfolk   Orange County   Portland
Raleigh   Richmond   San Diego   Shanghai   Tysons Corner   Virginia Beach   Washington, DC

Securities and Exchange Commission

April 2, 2015

Pacific Ethanol

•	PowerPoint presentations dated December 24, 2014 and December 29, 2014 prepared by Craig-Hallum.
•	Opinion Letter dated December 29, 2014 prepared by Craig-Hallum.

Aventine

•	PowerPoint presentation dated December 30, 2014 prepared by RPA.

The written confidential presentation materials prepared by Duff & Phelps LLC (“Duff & Phelps”), in its role as financial advisor to Aventine, including the Aventine Board books prepared by Duff & Phelps and presented to the Aventine Board, are being provided to the Staff by Jones Day, as counsel to Duff & Phelps, under separate cover on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be filed with or deemed to be part of the Registration Statement, including any amendments thereto. By separate letter, a request for confidential treatment of these materials pursuant to the provisions of 17.C.F.R. §200.83 has been made.

2.	Please note that all exhibits and appendices are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on these exhibits once they are filed, as well as the related disclosure in the filing. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

The following previously omitted exhibits and appendices are included as Exhibits to the Registration Statement:

Exhibit 2.2 – Amendment No. 1 to Agreement and Plan of Merger

Exhibit 8.1 – Opinion of Troutman Sanders LLP

Exhibit 8.2 – Opinion of Akin Gump Strauss Hauer & Feld LLP

Exhibit 23.5 – Consent of Akin Gump Strauss Hauer & Feld LLP

Exhibit 99.1 – Form of Proxy Card of Pacific Ethanol, Inc.

Exhibit 99.2 – Form of Proxy Card of Aventine Renewable Energy Holdings, Inc.

Exhibit 99.7 – List of Companies Included in Hay Group Survey Data

The Company does not believe any additional materials are required to be filed as Exhibits to the Registration Statement.

Securities and Exchange Commission

April 2, 2015

Prospectus’ Outside Cover Page

3.	Please revise your descriptions of the merger to describe the transaction in clear, plain English. Please state simply that Pacific Ethanol will acquire Aventine through a merger.

The Company has revised the description of the merger on the Outside Cover Page of the joint proxy statement/prospectus contained in the Registration Statement (the “Joint Proxy Statement/Prospectus”) and elsewhere throughout the Joint Proxy Statement/Prospectus to describe the transaction in clear, plain English and to state that the Company will acquire Aventine through a merger.

4.	Because this letter to shareholders also serves as soliciting material, strive for a balanced presentation. Where you include the boards’ recommendation here and elsewhere, disclose with equal prominence that board members will directly benefit from the merger. In particular we note that Aventine board members have interests in the merger beyond those of most shareholders.

Disclosure regarding the recommendation of the Aventine Board on the Outside Cover Page of the Joint Proxy Statement/Prospectus and elsewhere throughout the Joint Proxy Statement/Prospectus has been revised to include disclosure regarding the interests in the merger of members of the Aventine Board beyond those of most of Aventine’s stockholders. The Company notes that members of the Pacific Ethanol Board will not directly benefit from the merger beyond benefiting in their capacity as stockholders of the Company.

5.	In addition to stating that the stockholders of Pacific Ethanol will continue to own their existing shares and the rights and privileges of their existing shares will not be affected by the merger, please disclose that they will experience dilution from the issuance of shares in this merger. Please revise the disclosure on page 2 under the heading “Q: What will Aventine stockholders receive in the merger for their shares?” as well.

The Company has revised the disclosure on the Outside Cover Page of the Joint Proxy Statement/Prospectus, under the heading “Q: What will Aventine stockholders receive in the merger for their shares?” on page 18 of the Joint Proxy Statement/Prospectus and elsewhere in the Joint Proxy Statement/Prospectus to disclose that the Company’s stockholders will experience dilution in the amount of 42% as a result of the issuance of shares in the merger.

Securities and Exchange Commission

April 2, 2015

Additional Information

6.	In addition to specifying the date by which stockholders must request copies of documents incorporated by reference into the proxy statement/prospectus, please disclose that to obtain timely delivery of such information, stockholders must request the information no later than five business days before the date they must make their investment decision. See Item 2 of Form S-4.

The Company has revised the disclosure on the Outside Cover Page of the Joint Proxy Statement/Prospectus to disclose that to obtain timely delivery of copies of documents incorporated by reference into the Joint Proxy Statement/Prospectus, stockholders must request the information no later than five business days before the date of the meeting (i.e., the date that the stockholders will make their investment decision).

Questions and Answers About The Merger, page 1

Q: Why is Pacific Ethanol asking to amend its Certificate of Incorporation to create a class of non-voting common stock?, page 5

7.	Here and elsewhere in the prospectus as appropriate, please disclose the reason for structuring the merger consideration to include non-voting stock.

The disclosure in the “Questions and Answers About the Merger” section under the heading “Q: Why is Pacific Ethanol asking to amend its Certificate of Incorporation to create a class of non-voting common stock?” on page 21 of the Joint Proxy Statement/Prospectus and in the “Merger Consideration” sections on page 196 and page 251 in the Joint Proxy Statement/Prospectus has been expanded to disclose the reason for structuring the merger consideration to include non-voting common stock.

Q. Will the merger be taxable to stockholders of Aventine?, page 6

8.	We note your disclosure that in order to maintain the tax free treatment of the merger, Pacific Ethanol is limited in the amount of non-voting common stock that may be issued. Please expand your disclosure to include more information regarding the limit of non-voting common stock that may be issued.

The disclosure in the “Questions and Answers About the Merger” section under the heading “Q. Will the merger be taxable to stockholders of Aventine?” on page 22 of the Joint Proxy Statement/Prospectus and elsewhere in the Joint Proxy Statement/Prospectus has been expanded to include additional information regarding the limit on the amount of non-voting common stock that may be issued.

Securities and Exchange Commission

April 2, 2015

Q: Does Aventine’s board of directors recommend that Aventine stockholders adopt the merger agreement and the transactions contemplated thereby? , page 8

9.	Please disclose the aggregate value of the interests that Aventine’s board has in this merger.

Disclosure has been added on page 228 of the Joint Proxy Statement/Prospectus to clarify that in connection with the merger, the Aventine Board will receive indemnification for acts or omissions occurring prior to the effective time of the merger. The merger agreement also provides that, prior to the effective time of the merger, Aventine will purchase “tail” officers’ and directors’ liability insurance policies on terms and conditions reasonably comparable to Aventine’s existing directors’ and officers’ liability insurance. Aventine has represented to the Company that although the Aventine Board has the interests described above, no member of the Aventine Board has any equity interest or equivalent in Aventine capital stock.

Q: Are there any Pacific Ethanol or Aventine stockholders already committed to vote in favor of the merger-related proposals?

10.	Please disclose the number of stockholders Pacific Ethanol entered voting agreements with.

The Company has revised the disclosure in the “Questions and Answers About the Merger” section under the heading “Q: Are there any Pacific Ethanol or Aventine stockholders already committed to vote in favor of the merger-related proposals?” on page 22 of the Joint Proxy Statement/Prospectus and elsewhere in the Joint Proxy Statement/Prospectus to disclose the number of Aventine stockholders that the Company has entered into voting agreements with.

Summary, page 14

Conditions to Completion of the Merger, page 24

11.	Please discuss the $10 price condition here and place the likelihood of meeting this condition in context by discussing Pacific Ethanol’s most recent prices. We note the first risk factor.

The Company and Aventine have entered into Amendment No. 1 to Agreement and Plan of Merger dated March 31, 2015 (the “Amendment”), which Amendment, among other things, eliminates the $10 price condition. Accordingly, the Company has revised the disclosure in the Joint Proxy Statement/Prospectus to provide a summary of the terms of the Amendment in the “Background of the Merger” section on page 215 of the Joint Proxy Statement/Prospectus” and to remove previous disclosure regarding the $10 price condition throughout the Joint Proxy Statement/Prospectus. The Amendment has been filed as Exhibit 2.2 to the Registration Statement.

Securities and Exchange Commission

April 2, 2015

Stockholders Agreements, page 26

12.	Please fully explain the drag-along requirement.

The disclosure in the “Summary” section under the heading “Stockholder Agreements” on page 39 of the Joint Proxy Statement/Prospectus has been expanded to fully discuss the drag-along requirement contained in the Aventine Stockholders Agreement.

Aventine Forward-Looking Financial Information, page 22

13.	Please disclose why Aventine did not provide projections for the combined company.

Aventine has represented to the Company that Aventine did not prepare financial projections for the combined company in connection with the financial analysis of the merger undertaken by Aventine. Aventine has represented to the Company that the Aventine Board did not review or consider any financial projections for the combined company as part of its deliberation process to approve the merger. Aventine has further represented to the Company that the Aventine Board reviewed and considered the stand-alone financial projections of Aventine and Pacific Ethanol in connection with its deliberation process. These stand-alone projections have been disclosed in the section titled “Summary—Forward-Looking Financial Information—Aventine Forward-Looking Financial Information” on page 35. Further, Aventine has represented to the Company that the Aventine Board considered a number of additional factors with respect to the approval of the merger, which can be found in the Joint Proxy Statement/Prospectus, in the section titled “The Proposed Merger—Recommendation of the Aventine Board and its Reasons for the Merger” on page 228. Aventine has represented to the Company that these factors include, without limitation, the belief of Aventine’s management of the combined company’s stronger balance sheet, enhanced liquidity, more diverse geographical footprint, expected cost synergies, enhanced potential to pursue strategic initiatives, the tax-free nature of this transaction, the enhanced liquidity of Pacific Ethanol’s publicly-traded common stock, a fixed exchange ratio, a floor share price as a condition to closing and Aventine’s right to pursue unsolicited superior takeover proposals.

In addition, Aventine has represented to the Company that neither RPA Advisors, who assisted Aventine with financial due diligence in connection with the merger, nor Duff & Phelps LLC, Aventine’s financial advisor who provided the fairness opinion to the Aventine Board, prepared, reviewed, considered or were provided any financial projections for the combined company.

Securities and Exchange Commission

April 2, 2015

Shares beneficially Owned by Directors and Executive Officers of Pacific Ethanol and Aventine, page 26

14.	Please expand your disclosure to include the vote required for approval of the merger. See Item 3(h) of Form S-4.

The Company has expanded the disclosure in the “Summary” section under the heading “Shares beneficially Owned by Directors and Executive Officers of Pacific Ethanol and Aventine” on page 39 of Joint Proxy Statement/Prospectus to include the vote required for approval of the merger by the Company’s stockholders. Aventine’s directors and executive officers do not beneficially own any shares of Aventine common stock.

The issuance of shares of Pacific Ethanol common stock and non-voting common stock to Aventine stockholders in the merger will substantially dilute the interest in Pacific Ethanol held by Pacific Ethanol stockholders prior to the merger, page 33

15.	Please quantify to the extent possible the level dilution expected.

The Company has expanded the disclosure in the “Risk Factors – Risks Related to the Merger” section on page 51 of the Joint Proxy Statement/Prospectus and elsewhere in the Joint Proxy Statement/Prospectus to quantify the level of dilution that the Company’s stockholders are expected to experience.

Aventine has significant indebtedness under a term loan facility..., page 37

16.	Please disclose the status of covenant compliance.

The disclosure in the “Risk Factors – Risks Related to Aventine’s Business” section on page 56 of the Joint Proxy Statement/Prospectus has been expanded to disclose the status of Aventine’s compliance with the covenants under its credit facilities.

Aventine is currently engaged in litigation stemming from contractual obligations to complete certain capacity expansions in Aurora, Nebraska, page 37

17.	Please disclose with specificity the consequences of a negative outcome in this litigation.

The disclosure in the “Risk Factors – Risks Related to Aventine’s Business” section on page 56 of the Joint Proxy Statement/Prospectus has been expanded to disclose with specificity the consequences of a negative outcome in the Aurora Coop litigation. We note that the title of the risk factor has been changed to following: “Aventine is currently engaged in litigation regarding the Aurora Coop’s option to purchase the Aurora West Facility.” In addition, a new risk factor entitled “Aventine is currently engaged in litigation matters that may prevent the combined company from crossing the Exterior Track Loop and require the combined company to purchase grain for the Aurora West Facility exclusively from the Aurora Coop” has been added to the “Risk Factors—Risks Related to the Combined Company” section on page 63 of the Joint Proxy Statement/Prospectus and the disclosure in the “Legal Proceedings” section beginning on page 75 of the Joint Proxy Statement/Prospectus has been revised and expanded to add a new subsection entitled “Aurora Coop—Summary of Disputes.”

Securities and Exchange Commission

April 2, 2015

Aventine depends on rail, truck, and barge transportation for delivery of corn to it and the distribution of ethanol to its customers, page 42

18.	Please disclose the impact the litigation will have on the arrangements discussed here.

The disclosure in the “Risk Factors – Risks Related to Aventine’s Business” section on page 56 of the Joint Proxy Statement/Prospectus has been expanded to add that Aventine does not anticipate that the current litigation with the Aurora Coop will have a material impact on Aventine’s transportation services. A new risk factor entitled “Aventine is currently engaged in litigation matters that may prevent the combined company from crossing the Exterior Track Loop and require the combined company to purchase grain for the Aurora West Facility exclusively from the Aurora Coop” has been added to the “Risk Factors—Risks Related to the Combined Company” section on page 63 of the Joint Proxy Statement/Prospectus to disclose the risk that, depending on the outcome of such litigation, the combined company may not be able to use railroad transportation for a portion of its transportation needs.

Aventine, and some of its major customers, have unionized employees and could be adversely affected by labor disputes, page 42

19.	Please disclose any experience with work stoppages.

The disclosure in the “Risk Factors – Risks Related to Aventine’s Business” section on page 56 of the Joint Proxy Statement/Prospectus has been expanded to disclose that Aventine has not had any recent experience with work stoppages.

The failure to integrate successfully the businesses of Pacific Ethanol and Aventine in the expected timeframe would adversely affect the combined company’s future results following the completion of the merger, page 43

20.	To the extent estimable, please disclose the costs (or range of costs) expected to be incurred as a result of the merger. We note the disclosure on page 45 that the “exact magnitude” is currently unknown.

The disclosure in the “Risk Factors – Risks Related to the Combined Company if the Merger is Completed” section under the risk factor entitled “The combined company will incur significant transaction and merger-related costs in connection with the merger” on page 65 of the Joint Proxy Statement/Prospectus has been expanded to disclose the approximate aggregate amount of costs expected to be incurred as a result of the merger.

Securities and Exchange Commission

April 2, 2015

Pacific Ethanol’s ability to utilize net operating loss carryforwards and certain other tax attributes may be limited, page 45

21.	Please quantify to the extent possible the amount of potential lost benefit discussed here.

The disclosure in the “Risk Factors – Risks Related to the Combined Company if the Merger is Completed” section on page 63 of the Joint Proxy Statement/Prospectus has been expanded to quantify the amount of potential lost benefit.

Results of Operations, page 55

22.	On page 58, you state the $2 million increase in depreciation and amortization expense during the nine months ended September 30, 2014, was “primarily related to Aventine’s Aurora facilities.” Please revise to expand your explanation to identify the specific plants and describe the specific events that led to increased depreciation.

The disclosure in the “The Companies – Aventine Renewable Energy Holdings, Inc. – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 78 of the Joint Proxy Statement/Prospectus has been expanded to identify the specific plants and describe the specific events that led to the increased depreciation.

The Proposed Merger, page 86

23.	We note your disclosure starting on page 88 regarding the discussion of an equity exchange transaction. Please tell us whether any alternative transactions were considered? If so, please revise your disclosure to discuss the alternative transactions that were considered, including why such alternative transactions were not pursued.

Between September 18, 2014 and October 3, 2014, Mr. Koenig, a representative of Candlewood Investment Group, LP, Aventine’s majority stockholder, and Mr. Koehler, the Company’s Chief Executive Officer, had several telephone conversations regarding a potential transaction between the Company and Aventine, during which they discussed the possibility of a combination of the two companies or the acquisition of the stock or assets of Aventine by the Company for consideration comprised of cash, stock of the Company or a combination of cash and stock of the Company. The disclosure in the “Proposed Merger – Background of the Merger” section on page 197 of the Joint Proxy Statement/Prospectus has been expanded to include disclosure of such discussions and on page 200 to include disclosure regarding the reasons why the alternative transactions were not pursued.

Securities and Exchange Commission

April 2, 2015

24.	We note your disclosure on page 97 that on December 9, 2014 a representative of Akin Gump conducted a telephone conference call to discuss, among other things, the inclusion of Pacific Ethanol non-voting common stock as a component of the merger consideration. Please revise your prospectus to include disclosure regarding the discussions involving the addition of non-voting common stock to the merger consideration. Please make corresponding revisions to the Summary section.

The “Summary – Merger Consideration” section on page 28 of the Joint Proxy Statement/Prospectus and the “The Proposed Merger – Background of the Merger” section on page 197 of the Joint Proxy Statement/Prospectus, have been revised to include disclosure regarding the inclusion of non-voting common stock to the merger consideration.

Background of the Merger, page 88

25.	Please revise the discussion in this section to describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, explain the material issues discussed, and the positions taken by those involved in each meeting. We may have additional comments.

Disclosure in “The Proposed Merger – Background of the Merger” section beginning on page 197 of the Joint Proxy Statement/Prospectus has been revised to the extent possible, subject to the availability of records, to provide additional disclosure regarding the meetings relating to the proposed merger.

Recommendation of the Pacific Ethanol Board and its Reasons for the Merger, page 103

26.	Please review and revise the disclosure throughout this section to clearly provide a reasonably detailed discussion that clearly elaborates on the conclusions drawn by the board as to the benefits or detriments of each factor. Additionally, disclose whether all factors deemed material were discussed in the prospectus. The current disclosure is often conclusory in nature or unclear. Please do the same for the recommendation section related to Aventine’s board.

Disclosure in the “The Proposed Merger – Recommendation of the Pacific Ethanol Board and its Reasons for the Merger” section on page 215 of the Joint Proxy Statement/Prospectus and the section titled “The Proposed Merger—Recommendation of the Aventine Board and its Reasons for the Merger” on page 228 of the Joint Proxy Statement/Prospectus has been revised to provide a reasonably detailed discussion that elaborates on the conclusions drawn by the Pacific Ethanol Board and the Aventine Board as to the benefits or detriments of each factor discussed in each section and to disclose that all factors deemed material were discussed in the prospectus.

Securities and Exchange Commission

April 2, 2015

Risks and Potentially Negative Factors, page 104

27.	Please explain how the first bullet represents a negative factor.

The first bullet point in “The Proposed Merger – Recommendation of the Pacific Ethanol Board and its Reasons for the Merger” section on page 215 of the Joint Proxy Statement/Prospectus has been revised to state that the historically poor financial performance of Aventine was considered by the Pacific Ethanol Board to be a negative factor.

28.	Please tell us why the financial presentation of Craig-Hallum and its opinion dated December 29, 2014 constitutes a risk and/or potentially negative factor.

Disclosure in “The Proposed Merger – Recommendation of the Pacific Ethanol Board and its Reasons for the Merger” section on page 215 of the Joint Proxy Statement/Prospectus has been revised to move the bullet referencing that the financial presentation of Craig-Hallum and its opinion as being a risk and/or a potentially negative risk factor to being a positive factor. The Company inadvertently characterized the opinion as a negative factor in the Joint Proxy Statement/Prospectus as initially filed.

29.	Please tell us whether you considered including Aventine’s $161,000,000 in debt as a negative factor to the merger.

Disclosure in “The Proposed Merger – Recommendation of the Pacific Ethanol Board and its Reasons for the Merger” section on page 215 of the Joint Proxy Statement/Prospectus has been revised to include that Aventine’s debt was a negative factor considered by the Company’s board of directors. This disclosure was inadvertently omitted from the Joint Proxy Statement/Prospectus as initially filed.

Opinion of Craig-Hallum Capital Group LLC, page 105

30.	Please clarify whether the financial advisor reviewed the combined financial projections. We note they discussed them with management.

Craig-Hallum has represented to the Company that it did not review any combined financial projections in connection with the work performed for Craig-Hallum’s fairness analysis, and Craig-Hallum therefore did not discuss any combined financial projections with the management of either the Company or Aventine. As disclosed on page 106 of the Joint Proxy Statement/Prospectus as initially filed, Craig-Hallum conducted discussions with members of senior management of the Company and Aventine with respect to the business and prospects of each company on a combined basis. Craig-Hallum’s discussions with management on those topics, however, involved discussions of qualitative aspects of the combined companies’ business and prospects, including topics such as potential production capacity for the combined companies, diversification of customers and suppliers resulting from combining the companies, and the expected ability of the combined companies to compete in the marketplace given forecasted industry condition. Craig-Hallum has represented to the Company that it did not, however, discuss financial projections for the companies on a combined basis with management of any party to the merger. The disclosure in the “The Proposed Merger – Opinion of Craig-Hallum Capital Group LLC” section on page 219 of the Joint Proxy Statement/Prospectus has been revised to clarify that Craig-Hallum’s discussions with senior management of the Company and Aventine on a combined basis did not include discussion of quantitative financial projections for the combined company.

Securities and Exchange Commission

April 2, 2015

31.	Please revise to provide expanded disclosure concerning the methodology and criteria used in selecting the companies and transactions analyzed, including whether any companies or transactions meeting the criteria were excluded.

The disclosure in the “The Proposed Merger – Opinion of Craig-Hallum Capital Group LLC” section on page 219 of the Joint Proxy Statement/Prospectus has been expanded to include disclosure concerning the methodology and criteria used in selecting the companies and transactions analyzed by Craig-Hallum. The Company respectfully advises the Staff that Craig-Hallum has informed the Company that no companies or transactions meeting the criteria described in the Joint Proxy Statement/Prospectus that were identified by Craig-Hallum were excluded from Craig-Hallum’s analyses.

Recommendation of the Aventine Board and its Reasons for the Merger, page 114 Risks and Potentially Negative Factors, page 116

32.	Please disclose whether the fact that the financial adviser did not assess similar companies or transactions was a factor in the board’s determination.

Additional disclosure has been added on page 231 of the Joint Proxy Statement/Prospectus to disclose the fact that the Aventine’s financial adviser did not assess similar companies or transactions was not a factor in the Aventine Board’s determination. Aventine has represented to the Company that each of Aventine’s directors, Mr. Continenza, Mr. Horton and Mr. Hakmiller, has extensive experience in the operation, acquisition and disposition of ethanol facilities in the United States and that during the course of the negotiations of the terms of the merger agreement, these members of the Aventine Board drew upon their experience with respect to public and private transactions as well as overtures made by other potential acquirers to assess the Company’s offer and critically review the analysis provided by Duff & Phelps in connection with the fairness opinion.

Securities and Exchange Commission

April 2, 2015

Opinion of Financial Advisor to the Aventine Board, page 117

33.	We note the limitation on reliance by “any other person,” which presumably includes shareholders, appearing in the Duff & Phelps opinion and the descriptions thereof appearing in the prospectus. Please disclose the basis for Duff & Phelps’ belief that shareholders cannot rely upon the opinion including (but not limited to) whether Duff & Phelps intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to Duff & Phelps in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either Duff & Phelps or the board of directors under the federal securities laws.

Aventine has represented to the Company that pursuant to the engagement letter between Aventine and Duff & Phelps, reliance on Duff & Phelps’ opinion is limited to the Aventine Board. The Joint Proxy Statement/Prospectus has been revised on page 232 to describe this limited engagement and disclose that Duff & Phelps would assert the “no privity” and “no third party reliance” defenses to shareholder claims that might be brought against it under applicable state law. The Joint Proxy Statement/Prospectus has also been revised to disclose that the availability of such defense would be resolved by a court of competent jurisdiction and would have no effect on the rights and responsibility of the Aventine Board under applicable state law or on Duff & Phelps or the Aventine Board under federal securities laws.

34.	We note your disclosure on page 118 that Duff & Phelps reviewed the publicly traded securities of certain other companies and analyzed certain transactions that Duff & Phelps deemed relevant. Please reconcile such disclosure with your disclosure on page 120 that Duff & Phelps was neither able to identify any relevant transactions nor able to analyze any public companies that were sufficiently comparable.

The disclosure appearing on page 235 of the Joint Proxy Statement/Prospectus has been revised in response to the Staff’s comment.

Discounted Cash Flow, page 120

35.	Please disclose the conclusions of this analysis in clear, plain English.

The disclosure appearing on pages 235-237 of the Joint Proxy Statement/Prospectus has been revised in response to the Staff’s comment.

Securities and Exchange Commission

April 2, 2015

Unaudited Pro Forma Condensed Consolidated Financial Information, page 153

35.	Please tell us what consideration you have given to including an adjustment to your pro forma balance sheet for direct, incremental transaction costs related to the business combination that are not yet reflected in the historical financial statements. See Article 1102(b)(6) of Regulation S-X.

The pro-forma financial statements included in the Joint Proxy Statement/Prospectus include estimated transaction related costs of the Company and Aventine of $1.5 million and $3.2 million, respectively.

Preliminary Estimated Purchase Price Consideration, page 157

36.	We note that your purchase price allocation results in a bargain purchase gain. Please confirm to us that you have reassessed whether you have correctly identified all of the assets acquired and all of the liabilities assumed and that you have properly measured the consideration transferred. Please address why you believe that it is reasonable that this transaction would result in a bargain purchase gain. See ASC 805-30-25-4 for reference.

The pro-forma financial statements included in the Joint Proxy Statement/Prospectus have been updated to reflect Aventine’s balance sheet at December 31, 2014, and, as a result, the purchase price allocation has resulted in an estimated goodwill amount, rather than a bargain purchase gain.

37.	We note your disclosure that “based on your preliminary analysis, no material identifiable intangible assets have been determined” and that none of the purchase price has been allocated to any identifiable intangible assets. We further note that you disclose that “some of Aventine’s customer base has purchased ethanol from Aventine for over ten years,” on page 52. Given this, please tell us what consideration was given to identifying customer based intangibles based on the contractual or separability criteria in ASC 805.

The Company has considered Aventine’s customer relationships, based on the Company’s diligence to date of Aventine, and, while Aventine has had some customers for many years, the Company has determined that there does not appear to be an identifiable intangible asset with respect to these customers. Aventine operates in a commodity business which has a finite amount of supply/capacity and finite amount of demand, which currently are closely matched. Generally, a market exists for customers at the then prevailing commodity prices. These customers could be comprised of current customers and/or others in the marketplace. Although the Company has not completed its final purchase price analysis, it believes that there are no material identifiable customer intangible assets to allocate to the purchase price.

Securities and Exchange Commission

April 2, 2015

38.	We note that Aventine leases certain assets such as rail cars, barges, buildings and equipment under noncancelable operating leases as disclosed on page F-14. Please tell us what consideration was given to identifying whether the terms of those leases are favorable or unfavorable when establishing your preliminary estimated purchase price allocation. See ASC 805-20-25-12.

The Company has reviewed Aventine’s long term lease commitments that primarily consist of ethanol rail car leases. The Company has reviewed the terms and rates of these leases and compared them to market rates on similar types of leases. In light of its review, the Company has determined that Aventine’s rail car lease terms appear to be consistent with current pricing terms. As a result, the Company did not determine an asset or liability related to these leases to be appropriate.

Disclosure of Pacific Ethanol Capital Stock, page 160 Non-Voting Common Stock, page 161

39.	Please revise your disclosure to state that the non-voting common stock will not be listed on the NASDAQ. We note the disclosure on page 129.

The Company has revised the disclosure in the “Description of Pacific Ethanol Capital Stock – Non-Voting Common Stock” section on page 289 of the Joint Proxy Statement/Prospectus to state that the Company’s non-voting common stock will not be listed on the NASDAQ Capital Market.

Aventine Renewable Energy Holdings Inc. Notes to the Condensed Consolidated Financial Statements (Unaudited)

Commitments and Contingencies, page F-15

40.	We note the two loss contingencies concerning Aurora Cooperative Elevator Company. For each of these contingencies you state on page F-36 that you are “unable to determine the impact such litigation will have.” Please explain to us the reasons you cannot estimate the reasonably possible additional loss or range of loss for each of these contingencies, including (1) the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

Aventine has represented to the Company that Aventine believes that an estimate of a possible range of loss in connection with the first matter related to claims that it failed to complete construction and operate its Aurora West Facility by a contractual deadline cannot be made with any reasonable confidence or precision. Aventine has represented to the Company that, as of the date of this letter, the litigation is still in early stages of discovery and that the broad range of outcomes and the values potentially attributed to them are too uncertain to provide a range of loss that is not misleading. Aventine has represented to the Company that while Aventine maintains that the Aurora Coop’s claim has no merit, if adversely adjudicated, the potential loss could involve the difference between the Aurora Coop’s claimed option purchase price and the sum of the fair market value of the land, the Aurora West Facility and related improvements in question, and the lost income that the Aurora Coop alleges it could have generated if the land and the facility had been conveyed as of an earlier date, or a number of other less adverse outcomes. Aventine has represented to the Company that Aventine does not currently have the ability, method or sufficient facts at this time to determine such values. Aventine advises the Staff that it is monitoring this litigation regularly to determine if either the claims or relief sought are narrowed such that a reasonable estimate of the range of loss can be provided.

Securities and Exchange Commission

April 2, 2015

Pursuant to the Staff’s comment, Aventine has revised the disclosure appearing on page F-53 of the Joint Proxy Statement/Prospectus with respect to the second matter related to the grain feed contract.

Pacific Ethanol Form 10-K for the period ended December 31, 2013 Item 1. Business

41.	Please revise future filings to disclose the amount of revenue earned in each period from the sale of ethanol and the sale of co-products. Please revise your discussion of the results of operations on page 30 to clarify how the changes in quantities produced and related pricing impacted your results. Refer to ASC 280-10-50-40 and Item 303 of Regulation S-K. Please provide us with an example of your intended future 10-K disclosure and revise your Form S-4 to include this information, as well.

As discussed with the Staff, the Company was required to file its Annual Report on Form 10-K for the year ended December 31, 2014 (“2014 Form 10-K”) on or before March 16, 2015. In response to the Staff’s comment, the Company included the following disclosure in Part I, Item 1 (Business) of its 2014 Form 10-K under a subsection entitled “Customers,” the amount of revenue earned by the Company in each period from the sale of ethanol and the sale of co-products:

“We generated $987.9 million, $781.7 million and $699.5 million in net sales for the years ended December 31, 2014, 2013, and 2012, respectively, from the sale of ethanol. We generated $111.5 million, $118.7 million and $110.7 million in net sales for the years ended December 31, 2014, 2013, and 2012, respectively, from the sale of co-products.”

Securities and Exchange Commission

April 2, 2015

In response to the Staff’s comment, the Company included in Part II, Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of its 2014 Form 10-K, the following disclosure in its narrative discussion of its results of operations for the period covered by the report, to clarify how the changes in quantities produced and related pricing impacted the Company’s results of operations:

“Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Net Sales

The increase in our net sales for 2014 as compared to 2013 was primarily due to an increase in our total gallons sold, which was partially offset by a decline in our average sales price per gallon.

Net sales of ethanol increased by $206.2 million, or 26%, to $987.9 million for 2014 as compared to $781.7 million for 2013. Our total volume of ethanol gallons sold increased by 99.3 million gallons, or 24%, to 513.2 million gallons for 2014 as compared to 413.9 million gallons for 2013. Of the additional 99.3 million gallons of ethanol sold in 2014, an aggregate of 97.8 million gallons were attributable to our sales as a producer or a merchant and 1.5 million gallons were attributable to our sales as an agent. At our average sales price per gallon of $2.48 for 2014, we generated $242.5 million in additional net sales from the 97.8 million additional gallons of ethanol sold as a producer or a merchant in 2014 as compared to 2013. The 1.5 million additional gallons of ethanol sold as an agent had an immaterial impact on our net sales. The decline of $0.11, or 4.2%, in our average sales price per gallon in 2014 as compared to 2013 reduced our net sales by $33.1 million.

Net sales of co-products decreased by $7.2 million, or 6%, to $111.5 million for 2014 as compared to $118.7 million for 2013. Our total volume of WDG sold increased by 0.17 million tons to 1.50 million tons for 2014 from 1.33 million tons for 2013. At our average sales price per ton of $72.62 for 2014, we generated $12.3 million in additional net sales from the 0.17 million additional tons of WDG sold in 2014 as compared to 2013. However, the decline of $14.61, or 16.7%, in our average sales price per ton in 2014 as compared to 2013 fully offset the increase in our net sales resulting from higher sales volumes, reducing our net sales by $19.4 million. Although net sales of our other co-products increased in 2014 as compared to 2013, we believe the overall changes in sales volumes and prices of those co-products were immaterial to our net sales for 2014.

Securities and Exchange Commission

April 2, 2015

Cost of Goods Sold and Gross Profit

Our gross profit improved significantly to a record $108.5 million for 2014 from $32.9 million for 2013. Our gross margin also improved significantly to 9.8% for 2014 from 3.6% for the same period in 2013. Our gross profit and gross margins increased primarily due to the impact of our production gallons sold, in particular, due to significantly improved corn crush margins, predominantly related to lower corn costs and tighter ethanol supplies relative to demand as well as higher ethanol prices in the Western United States due to weather conditions in the first quarter of 2014 and rail logistics challenges which constrained the flow of ethanol and co-products from the Midwest to the markets in which we operate. Crush and commodity margins reflect ethanol and co-product sales prices relative to ethanol production inputs such as corn and natural gas. Our ongoing plant efficiency and yield improvement initiatives also positively impacted our margins.

Of the additional $75.6 million in gross profit for 2014 as compared to 2013, $74.4 million in additional gross profit resulted from our total production gallons sold. Our production gallons sold increased by 33.8 million gallons in 2014 as compared to 2013. Of the $74.4 million in additional gross profit resulting from our total production gallons sold, $57.4 million in gross profit is attributable to our improved gross margins and $17.0 million in gross profit is attributable to the 33.8 million gallon increase in production gallons sold in 2014 as compared to 2013.

Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Net Sales

The increase in our net sales for 2013 as compared to 2012 was primarily due to an increase in our total production gallons sold coupled with an increase in our average sales price per gallon.

Net sales of ethanol increased by $82.2 million, or 12%, to $781.7 million for 2013 as compared to $699.5 million for 2012. Our total volume of ethanol gallons sold declined by 26.9 million gallons, or 6.1%, to 413.9 million gallons for 2013 as compared to 440.8 million gallons for 2012. Of the 26.9 million fewer gallons of ethanol sold in 2013, an aggregate of 16.4 million gallons were attributable to our sales as a producer or a merchant and 10.5 million gallons were attributable to our sales as an agent. At our average sales price per gallon of $2.59 for 2013, we generated $42.5 million in additional net sales from the 16.4 million additional gallons of ethanol sold as a producer or a merchant in 2013 as compared to 2012. The 10.5 million additional gallons of ethanol sold as an agent had an immaterial impact on our net sales. The increase of $0.14, or 5.7%, in our average sales price per gallon in 2013 as compared to 2012 increased our net sales by $39.8 million.

Securities and Exchange Commission

April 2, 2015

Net sales of co-products increased by $8.0 million, or 7%, to $118.7 million for 2013 as compared to $110.7 million for 2012. Our total volume of WDG sold increased by 0.08 million tons to 1.33 million tons for 2013 from 1.25 million tons for 2012. At our average sales price per ton of $87.23 for 2013, we generated $7.0 million in additional net sales from the 0.08 million additional tons of WDG sold in 2013 as compared to 2012. In addition, the increase of $1.37, or 1.6%, in our average sales price per ton in 2013 as compared to 2012 increased our net sales by $1.7 million. Although net sales of our other co-products increased in 2013 as compared to 2012, we believe the overall changes in sales volumes and prices of those co-products were immaterial to our net sales for 2013.

Cost of Goods Sold and Gross Profit (Loss)

Our gross profit (loss) improved significantly to a gross profit of $32.9 million for 2013 from a gross loss of $19.5 million for 2012 primarily due to higher corn crush margins realized at the Pacific Ethanol Plants, predominantly related to lower corn costs and tighter ethanol supply relative to demand. Our gross margin improved substantially to positive 3.6% for 2013 as compared to negative 2.4% for 2012.

Of the additional $52.4 million in gross profit for 2013 as compared to 2012, $47.7 million in additional gross profit resulted from our total production gallons sold. Our production gallons sold increased by 9.1 million gallons in 2013 as compared to 2012. Of the $47.7 million in additional gross profit resulting from our total production gallons sold, $46.6 million in gross profit is attributable to our improved gross margins and $1.1 million in gross profit is attributable to the 9.1 million gallon increase in production gallons sold in 2013 as compared to 2012.”

The revised disclosure in the 2014 Form 10-K in response to this Comment No. 41 is incorporated by reference in the Registration Statement.

Risk Factors, page 16

42.	We note in your risk factors that your business is materially dependent on a small number of third-party suppliers. In future filings please disclose the amount of revenue generated from the sales of ethanol as a result of these third party suppliers. Please provide us with an example of the disclosure using actual numbers for the years currently presented.

As discussed with the Staff, the Company was required to file its 2014 Form 10-K on or before March 16, 2015. In response to the Staff’s comment, the Company included a risk factor regarding the material dependence of its business on a small number of third-party suppliers in Part I, Item 1A (Risk Factors) of its 2014 Form 10-K, the amount of revenue generated from the sales of ethanol as a result of these third party suppliers, as follows:

Securities and Exchange Commission

April 2, 2015

“In addition to ethanol produced by the Pacific Ethanol Plants, we also depend on one third-party supplier for a significant portion of the ethanol we sell. If this supplier does not continue to supply us with ethanol in adequate amounts, we may be unable to satisfy the demands of our customers and our sales, profitability and relationships with our customers will be adversely affected.”

In addition to the ethanol produced by the Pacific Ethanol Plants, we also depend, and expect to continue to depend for the foreseeable future, on one third-party supplier for a significant portion of the total amount of ethanol that we sell. During 2014, 2013 and 2012, one supplier provided in excess of 10% of the total volume of ethanol we sold, accounting for an aggregate of approximately $134.6 million, $145.2 million and $109.9 million in net sales, representing 12%, 16% and 13% of our net sales, respectively, for those periods. This third-party supplier is located in the Midwest. The delivery of ethanol from this supplier is therefore subject to delays resulting from inclement weather and other conditions. If this supplier is unable or declines for any reason to continue to supply us with ethanol in adequate amounts, we may be unable to replace that supplier and source other supplies of ethanol in a timely manner, or at all, to satisfy the demands of our customers. If this occurs, our sales, profitability and our relationships with our customers will be adversely affected.”

The revised disclosure in the 2014 Form 10-K in response to this Comment No. 42 is incorporated by reference in the Registration Statement.

Revenue Recognition, page 38

43.	In future filings, please quantify the amount of sales in each period that was earned as a producer, a merchant and as an agent. Please provide us with example of your intended future 10-K disclosure and revise your Form S-4 to include this information, as well.

As discussed with the Staff, the Company was required to file its 2014 Form 10-K on or before March 16, 2015. As such, in response to the Staff’s comment, the Company included the following disclosure in Part II, Item 7 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of its 2014 Form 10-K, in its Critical Accounting Policies—Revenue Recognition subsection, quantifying the amount of sales in each period that was earned as a producer, a merchant and as an agent:

Securities and Exchange Commission

April 2, 2015

“The following table shows our net sales generated as a producer, a merchant and as an agent for the years presented (in thousands):

	For the Years Ended December 31,
	2014	2013	2012
Producer	$562,281	$507,159	$456,516
Merchant	543,222	399,350	356,773
Agent	1,909	1,928	2,755
	$1,107,412	$908,437	$816,044

The revised disclosure in the 2014 Form 10-K in response to this Comment No. 43 is incorporated by reference in the Registration Statement.

Litigation – general, page F-37

44.	We note your disclosure regarding the litigation with GS CleanTech. Specifically, we note your statement, “the Company does not expect that any of its pending legal proceedings will have a material financial impact on the Company’s operating results.” In future filings, please clarify whether there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to your operating results, financial position, liquidity, or a decision to buy or sell your securities. If so, please disclose an estimate of the amount or range of possible loss or a statement that such an estimate cannot be made. See ASC 450-20-50.

As discussed with the Staff, the Company was required to file its 2014 Form 10-K on or before March 16, 2015. As such, in response to the Staff’s comment, the Company included in the Litigation section of its Commitments and Contingencies note to its consolidated financial statements in its 2014 Form 10-K for 2014 the following additional disclosure concerning the Company’s litigation with GS CleanTech Corporation:

“The Company did not record a provision for these matters as of December 31, 2014 as Company management intends to vigorously defend these allegations and believes a material adverse ruling against Pacific Ethanol, Inc., PE Stockton and/or PE Magic Valley is not probable. The Company believes that any liability Pacific Ethanol, Inc., PE Stockton and/or PE Magic Valley may incur would not have a material adverse effect on the Company’s financial condition or its results of operations.”

The revised disclosure in the 2014 Form 10-K in response to this Comment No. 44 is incorporated by reference in the Registration Statement.

Securities and Exchange Commission

April 2, 2015

Fair Value Measurements, page F-38

45.	You disclose the significant unobservable inputs used in developing the fair value of your warrants which are classified as a Level 3 measurement. Given that your warrants carried at fair value are a critical accounting policy, please revise your future filings to address the sensitivity disclosures required by ASC 820-10-50-2(g).

As discussed with the Staff, the Company was required to file its 2014 Form 10-K on or before March 16, 2015. As such, in response to the Staff’s comment, the Company included in its Fair Value Measurements note to its consolidated financial statements in its 2014 Form 10-K the following disclosure to address the sensitivity disclosures required by ASC 820-10-50-2(g):

“Warrants – Except for the warrants issued September 26, 2012, the Company’s warrants were valued using a Monte Carlo Binomial Lattice-Based valuation methodology, adjusted for marketability restrictions. The warrants issued September 26, 2012, due to no anti-dilution protection features, were valued using the Black-Scholes Valuation Model.

Significant assumptions used and related fair values for the warrants as of December 31, 2014 were as follows:

Original Issuance	Exercise Price	Volatility	Risk Free Interest Rate	Term (years)	Market Discount	Warrants Outstanding	Fair Value
09/26/2012	$8.85	51.0%	0.19%	0.74	37.0%	473,000	748,000
07/3/2012	$6.09	56.1%	0.89%	2.51	32.8%	211,000	811,000
12/13/2011	$8.43	54.3%	0.67%	1.95	28.7%	138,000	427,000
							$1,986,000

Securities and Exchange Commission

April 2, 2015

Significant assumptions used and related fair values for the warrants as of December 31, 2013 were as follows:

Original Issuance	Exercise Price	Volatility	Risk Free Interest Rate	Term (years)	Market Discount	Warrants Outstanding	Fair Value
06/21/2013	$7.59	52.4%	0.13%	1.24	22.7%	1,051,000	$ 660,000
03/28/2013	$7.59	52.4%	0.13%	1.20	22.7%	788,000	495,000
01/11/2013	$6.32	63.3%	1.27%	4.03	43.8%	1,709,000	2,892,000
09/26/2012	$8.85	58.5%	0.38%	1.74	42.3%	1,771,000	702,000
07/3/2012	$6.09	61.2%	1.27%	3.51	40.2%	1,812,000	3,008,000
07/3/2012	$5.47	52.8%	0.01%	0.01	42.3%	804,000	3,000
12/13/2011	$8.43	60.4%	0.78%	2.95	37.9%	306,000	455,000
							$ 8,215,000

The estimated fair value of the warrants is affected by the above underlying inputs. Observable inputs include the values of exercise price, stock price, term and risk-free interest rate. As separate inputs, an increase (decrease) in either the term or risk free interest rate will result in an increase (decrease) in the estimated fair value of the warrant.

Unobservable inputs include volatility and market discount. An increase (decrease) in volatility will result in an increase (decrease) in the estimated warrant value and an increase (decrease) in the market discount will result in a decrease (increase) in the estimated warrant fair value.

The volatility utilized was a blended average of the Company’s historical volatility and implied volatilities derived from a selected peer group. The implied volatility component has remained relatively constant over time given that implied volatility is a forward-looking assumption based on observable trades in public option markets. Should the Company’s historical volatility increase (decrease) on a go-forward basis, the resulting value of the warrants would increase (decrease).

The market discount, or a discount for lack of marketability, is quantified using a Black-Scholes option pricing model, with a primary model input of assumed holding period restriction. As the assumed holding period increases (decreases), the market discount increases (decreases), conversely impacting the value of the warrant fair value.”

The revised disclosure in the 2014 Form 10-K in response to this Comment No. 45 is incorporated by reference in the Registration Statement.

***

Securities and Exchange Commission

April 2, 2015

We trust that the foregoing is responsive to the comments contained in your letter of comments dated March 3, 2015. If you have any questions, please call me at (949) 622-2710.

Sincerely yours,

Troutman Sanders LLP

/s/ Larry A. Cerutti

Larry A. Cerutti

Enclosures

cc:    Ameed Hamady (via Edgar correspondence)

Terence O’Brien (via Edgar correspondence)

Frank Pigott (via Edgar correspondence)

Craig Slivka (via Edgar correspondence)

Christopher W. Wright, Esq. (via email)

Ackneil M. Muldrow, Esq. (via email)